U P G R A D I N G   A M E R I C A’S   N E I G H B O R H O O D S

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441
Phone: (855) 663-1768; Fax: (954) 736-5989
www.HelpfulAlliance.com

February 8, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company Amendment No. 2 to Registration Statement on Form S-1 Filed January 11, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated January 29, 2016 (the “Comment Letter”), relating to the above-captioned registration statement (the “Registration Statement”) filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form S-1 (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it.

Risk Factors, page 9

1.	It appears that a substantial portion of company’s assets are receivables that are in default as described on pages 45 and 46. To the extent that there are uncertainties or potential delays in connection with the receipt of these receivables, please include a risk factor.

RESPONSE:

Per your comment, we added the following Risk Factor on page 10:

Since our inception, our assets have mainly consisted of loans, a majority of which were in default as of September 30, 2015.

Since our inception in April 2012, a majority of our assets have consisted of loans made to third parties. As of September 30, 2015, loans in the aggregate amount of $1,191,000 were outstanding, of which two loans in the aggregate principal amount of $450,000 were in default. One loan with a non-affiliate borrower in the aggregate balance of $330,000 is currently in default and we are in the process of foreclosing on the real property securing this loan. In December 2015, the Company received payment in full for all principal and accrued interest on the other note in default at September 30, 2105 with principal amount of $120,000. There can be no guarantees that we will be able to collect on any indebtedness outstanding (present or future), and in the event we cannot collect monies owed us under any such indebtedness, our overall financial condition would suffer and could decrease the value of your investment in our Common Stock.

Our executives and Chairman hold similar positions with Helpful Technologies, Inc., an affiliate… page 11

2.	Please expand your discussion here to discuss the additional risks posed by the fact that Article X of your third amended and restated articles of incorporation does not require your directors or officers to present potential business opportunities to you if there are any other entities that they may be required to present those business opportunities to.

RESPONSE:

Per your comment, we amended the risk factor on page 11 by adding the underlined disclosure below.

Our executives and Chairman hold similar positions with Helpful Technologies, Inc., an affiliate of the Company, and will face potential conflicts of interest that could result in actions that are not in the best interests of the Company.

Sergey Gurin, our Vice-President, Interim Chief Financial Officer and a director, also serves as the President and as a director of Helpful Technologies, Inc., a Florida corporation primarily engaged in patent licensing in the automotive, mining and alternative industries (“HTI”), and its affiliates and subsidiaries. Dr. Maxim Temnikov, our President, Chief Executive Officer and a director, also serves the Vice President of HTI, and Earl B. Hailston. our Chairman, is also the Chairman of the Board of Directors of HTI. As a result of their business affiliations, our officers and directors may have legal obligations relating to presenting available business opportunities to multiple entities. The conflicts of interest may arise when our Board evaluates a particular business opportunity with respect to the businesses with which our officers and directors are affiliated. Also, under Article X of our Third Amended and Restated Articles of Incorporation, the doctrine of corporate opportunity, or any other analogous doctrine, does not apply to our officers and directors in such circumstances where the application of such doctrine would conflict with any fiduciary duties or contractual obligations they may have currently or in the future. This means that our officers and directors are not prohibited from taking an opportunity that rightfully belongs to the Company nor are they required to present any opportunity to the Company if there are any other entities to which they are required to present those opportunities. There is no assurance that these conflicts will be resolved in the Company’s favor or that our officers and directors will present any business opportunities to our attention rather than to other entities to which they are required to present them.

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Selling Stockholders, page 20

3.	Please reconcile your statement on page 11 that your directors and officers will beneficially own 10.02% of your company after completion of this offering with the information in your table, which indicates that they will own 7.6% in the aggregate.

RESPONSE:

Per your comment, we amended the following risk factor on page 11 by adding the underlined disclosure below:

Our officers and directors can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers and directors currently beneficially own approximately 79.9% of our Common Stock (based on 2,100,000 shares of outstanding Common Stock), and, therefore, control the Company. Assuming all of the 14,500,00 shares offered by the Company in this Offering are sold, they will beneficially own approximately 10.02% of the outstanding shares of Common Stock of the Company (based on 16,600,000 shares of outstanding Common Stock), or approximately 7.61% of the outstanding shares of Common Stock if all 14,500,000 shares of Common Stock sold by the Company and the 400,000 shares registered for resale on behalf of our officers and directors in the registration statement of which this prospectus is a part are sold. Currently and until 1,266,092 shares are sold in this Offering, our officers and directors will continue to have majority control of outstanding equity securities (assuming no outstanding securities are exercised exchanged for, or converted into Common Stock), and they will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our voting securities could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Relationship of the Selling Stockholders to the Company, page 23

4.	The $1 million and the $400,000 convertible notes held by Zimas LLC are convertible at a rate of $1.60 and $0.40 per share, respectively, as described in exhibits 10.14 and 10.18. Please clarify how you determined that there are 2,333,334 shares issuable upon conversion of these notes, as disclosed here and on page 78. In addition, since Ms. Katz has the right to acquire these shares within 60 days, please also revise your disclosure here and on page 78 to reflect Ms. Katz’ beneficial ownership of these shares as defined by Rule 13d-3(d)(1)(i), and provide appropriate footnote disclosure of her beneficial ownership. See Item 403(a) of Regulation S-K.

RESPONSE:

We have revised the disclosure on page 23 and throughout the prospectus to correctly reflect that the $400,000 note held by Zimas, LLC is convertible at any time into shares of Common Stock of the Company at the rate of $1.60 per share per the Settlement Agreement, dated February 13, 2015, between the Company and Zimas, LLC, not $0.40 per share per the original Loan and Security Agreement, dated June 1, 2014 (filed as Exhibit 10.18 to Amendment No. 2 to the Registration Statement). We have also amended the beneficial ownership table accordingly and have also filed the Settlement Agreement as Exhibit 10.32 to Amendment No. 3. We apologize for any confusion.

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Use of Proceeds, page 26

5.	Please revise your statement at the bottom of page 26 that you will receive gross proceeds of $30,051,316 if all of the shares registered in this offering are sold, as this number appears to include sales of the 525,658 shares offered by selling stockholders. We understand that you will not receive any proceeds from the sale of shares offered by the selling stockholders.

RESPONSE:

Per your comment, we revised the disclosure on page 26 as follows:

This offering is for sale of 15,025,658 shares of Common Stock of the Company, of which 14,500,000 shares are offered for sale by the Company and 525,658 shares are offered for resale by the Selling Stockholders. Provided that all of 14,500,000 shares are sold, we will receive the gross proceeds of $29,000,000 and the stockholders will receive gross proceeds of $1,051,316.

6.	You state that you will not hold proceeds in an escrow account on the cover of the prospectus and on page 79. Please clarify your reference at the top of page 27 to holding the total gross proceeds in an escrow account.

RESPONSE:

Per your comment, we corrected the table on page 27 by deleting references to an escrow account.

7.	You state in footnote 5 to this table and on page 30 that you will spend up to $5,000,000 on a 3-D printer. This exceeds the $3,000,000 allocated in your table. Please revise, here and on pages 31 and 32 or clarify your plan to fund amounts in excess of the proceeds of the offering that you will allocate to the printer that may be necessary to purchase the printer.

RESPONSE:

Per our comment, we corrected footnote 5 on page 30 28 by changing the amount allocated to $3,000,000.

Operating Capital, Excl. Items Above, page 32

8.	Please revise the final paragraph under this heading to specify what you reserve the right to change the use of proceeds to, and what contingencies would trigger a change in your use of proceeds. Please note that the ability to change the use of proceeds provided by Instruction 7 to Item 504 of Regulation S-K is premised upon the disclosure in your prospectus of the contingencies that would lead to the change in the use of proceeds.

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RESPONSE:

Per your comment, we added the following paragraph to the Use of Proceeds section on page 29:

The Use of Proceeds table and information illustrates the Company’s current anticipation for the use of the net proceeds from this Offering. In the event that substantially less than all of the shares offered by the Company are sold in this Offering, the Company’s Board of Directors plans to reallocate the net proceeds. Our Board of Directors reserves the right to modify the use of proceeds outlined in the table above due to the following contingencies. In the event the Company is presented or becomes aware of an opportunity to build and/or develop a parcel of land that it deems commercial advantageous, the Company may decide to reallocate money from other allocated line items above to purchase such land, pay expenses incurred in having the land rezoned, if necessary, and/or engage contractors for the development of homes on such land. The Company might also decide to partner with another developer in connection with such land. Also, in the event that the Company becomes aware that its building kits do not perform as expected or are deemed to be inferior to traditional building products, the Company may reallocate funds previously allocated to the development of housing kits and research and development activities towards purchasing traditional building materials. Also, if the Company cannot locate a 3D printer for the allocated price or one that is unsuitable for its plans, the Company may reallocate the money allocated to purchasing the 3D printer towards another line item in the table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 35

9.	Please revise your discussion of the milestones in your business plan to state the timeframe associated with each milestone. Please also discuss with greater clarity the anticipated sources of financing and any additional financing that you will need to execute your plan and how you plan to obtain that financing. We note, for example, that you discuss leveraging the land held by your Seasons Creek project to meet your financial needs on page 30, but do not do so here. Please refer to comment 16 of our letter dated December 8, 2015.

RESPONSE:

Per your comment, we added the disclosure to the Prospectus Summary and cross-referenced it in the MD&A Section on page 35.

10.	Please clarify your reference, in the first sentence under this heading and in the penultimate paragraph of page 36, to “growing … in cooperation with other developers.” Please also clarify your statement on page 69 that you “have acquired and developed, and will continue to acquire and develop, a portfolio of real-estate construction projects and properties.” Please refer to comment 25 of our letter dated December 8, 2015.

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RESPONSE:

Per your comment, we have revised the disclosure on page 35 and 69 as follows:

We intend to grow via originating and managing our own projects and in cooperation with other developers through potential joint ventures should any potentially profitable scenarios arise.

Diversified portfolio of properties and projects. We intend to acquire and develop a portfolio of real-estate construction projects and properties located in different metropolitan areas. We intend to target local markets that exhibit stable demographics and have historically exhibited favorable market trends, such as strong population, income growth, and occupancy rates. Our Seasons Creek Project in Virginia represents the initial base of the larger portfolio that we expect to build over time.

Unusual and Irregular Events, page 45

11.	You state in the first bullet point under this heading that you will auction the property at 20100 NW 83 PL, Hialeah, Florida at some point in 2016. However, you state on page 29 that you received $133,675 in satisfaction of the loan for which this property served as collateral on December 31, 2015, and that you will use those funds to pay the $112,444 that you owe Zimas LLC. Please reconcile this inconsistency and revise your disclosure here and throughout where you discuss this loan as necessary. Please indicate where appropriate how you will pay Zimas LLC, if not with the proceeds of this note.

RESPONSE:

Per your comment, we corrected the disclosure on page 45 as follows:

On November 18, 2014, the Loan Agreement, dated May 20 2013, between the lender and our affiliate, Helpful Capital Group, LLC, and 20100 Asset LLC, the debtor, for the principal amount of $120,000, was assigned to the Company, as the lender. The loan accrued interest at an annual rate of 12.5%, payable monthly, and matured on June 1, 2015. This loan was in default. The loan was secured by real estate property located at 20100 NW 83 PL, Hialeah, FL 33015. In November 2014, the Company obtained a third-party appraisal indicating the value of the property $275,000, which supported the carrying value of the note. As of September 30, 2015 and December 31, 2014, the amount of accrued interest was $9,500 and $2,625, respectively. At December 31, 2015, the amount of accrued interest was $13,625, and an aggregate amount of $133,675, consisting of principal, unpaid interest and processing fee, was repaid to the Company to the closing agent’s escrow account on December 31, 2015.

12.	Please reconcile your statement in the third bullet on page 36 that you paid $600,833 to Marusya in December in satisfaction of your debt, recognizing a $249,167 gain, with your statements on pages 29 and 47 to the effect that you paid $150,000 to Marusya in July 2015 and an additional $750,833 on December 16, 2015 to satisfy your debt. If the latter is correct, please clarify how you calculated your $249,167 gain.

RESPONSE:

Per your comment, we revised the disclosure to clarify that there were two payments aggregating $750,833 on page 39 and throughout the prospectus:

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On June 18, 2015, we issued a promissory note in the principal amount of $1,000,000 was sold to Marusya Pro LLC, a non-affiliate. The note accrued interest at an annual rate of 6.0%, payable quarterly, and was to mature on June 17, 2017. As of December 31, 2014, the amount of accrued interest was $15,333, which was paid in January 2015. In April 2015, the Company received a Notice of Early Withdrawal from the lender. The early withdrawal period was extended until December 31, 2015. The early repayment discount was 20% of the outstanding principal amount, or $200,000, and the early repayment penalty is $49,167, thereby reducing the outstanding and payable amount to $750,833. In July 2015, the Company made a partial repayment of $150,000. In December 2015, the Company made a second payment of $600,833, for a total repayment of $750,833 and which reconciled the discounted note amount in full. The notice of loan satisfaction was received from the lender in December 2015. Because the discounted and penalized principal is repaid in full to the lender, the Company recorded a $249,167 gain for the period ending on December 31, 2015, which is irregular and unusual event that rendered a favorable material effect the Company’s income from continued operations.

Liquidity and Capital Resources, page 47

13.	Please state how long you will be able to fund your operations with your cash currently on hand. Please refer to comment 19 of our letter dated December 8, 2015.

RESPONSE:

Per your comment, we revised the disclosure on page 47 as follows:

Liquidity & Capital Resources

At September 30, 2015, we have had $1,083,158 on hand and an accumulated deficit of $534,438. We believe that we will be able to fund our operations for the next six months with our current cash on hand. In their report on our financial statements for the fiscal years ended December 31, 2014 and 2013, our auditors have expressed substantial doubt as to our ability to continue as a going concern.

14.	Please clarify the meaning of your statement, in the final bullet under this heading and on pages 62 and 81, that the warrant that you placed with AssetsTZ may be redeemed “from the 14,500,000 shares of Common stock offered for sale by the Company in this offering.”

RESPONSE:

Please be advised that we deleted such incorrect statements. The warrant may not be redeemed.

Cash Flows, page 48

15.	We note you did not comply with prior comment 20. Please expand your disclosure to provide a qualitative and quantitative discussion and analysis of your cash flows from operating, investing, and financing activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014. Include with your next response, the page number(s) of your filing where disclosure has been revised.

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RESPONSE:

That was inadvertently not included in Amendment No. 2. Per your comment, we added the following disclosure to Amendment No. 3 on page 48 and apologize for any inconvenience:

The following table presents a summary of net cash provided by (used in) our operating, investing and financing activities for the periods indicated:

	For the Nine Months Ended September 30,
	(Unaudited)
	2015	2014
Net cash provided by provided (used in)
Operating activities	$608,542	$(906,805)
Investing activities	-	24,186
Financing activities	(60,000)	1,384,924
Net increase in cash and cash equivalents	$548,542	$515,017

Operating Activities. Operating activities provided net cash of $608,542 and used $(906,805) during nine month ended September 30, 2015 and 2014, respectively. The change in net operating cash flows primarily reflected the receipt of bad debt collection on note receivable in amount of $179,197 and repayment of the two other notes in amount of $200,000 and $350,000, which was partially offset by our increased notes interest receivables during the nine month ended September 30, 2015 and issuance of three notes in amount of $350,000, $350,000 and $400,000 or aggregate $1,100,000, which was partially offset by the decreased amount of due from affiliates during nine month ended September 30, 2014.

Investing Activities. Investing activities provided $0 and $24,186 during nine month ended September 30, 2015 and 2014, respectively. The change reflected no investing activity during the nine month ended September 30, 2015 and proceeds for transfer of patents to affiliate the nine month ended September 30, 2014.

Financing Activities. Financing activities used net cash of $(60,000)) and provided $1,384,924 during nine month ended September 30, 2015 and 2014, respectively. Financial activities used cash for partial repayment of note payable to Marusya Pro LLC in amount of $150,000 and for partial repayment of note payable to Mr. Andrienko in amount of $10,000, which was partially offset by receipt of proceeds of $100,000 from the warrant purchase by AssetTZ LLC during nine month ended September 30, 2015 and proceeds received from issuance of notes payable in aggregate amount of $1.4 million or $1 million received from Marusya Pro LLC and $400,000 received from Zimas LLC, which was offset by partial repayment of note payable to Mr. Andrienko in amount of $10,000 and repayment of due to officer of $5,076 during nine month ended September 30, 2014.

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16.	Please reconcile the amounts shown in your table of estimated operating expenses for the coming fiscal year, as disclosed here, with disclosures of these amounts in your Use of Proceeds section above and the disclosure immediately following this table.

RESPONSE:

Per your comment, we revised the disclosure as underlined below on page 49:

We believe that we will need at a minimum of $1,500,000 for the next 12 months in order to sufficiently fund our general and administrative expenses, as planned, including hiring the minimally required personnel, funding research and development and marketing, expenses. We will need an additional $2,300,000 to fund our intended construction and land development operations, including developing and building homes on the 28.8-acre parcel of land we acquired Chesterfield County, VA.

Business, page 56

Engineering Division, page 58

17.	You refer here to use of MGO board based SIPs and pre-fabricated non-fragile ceramics. If you intend to use these materials in your products, please discuss the sources of these materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:

Per your comment, we added the following underlined disclosure on page 69:

Sources and Availability of Raw Materials

We intend to acquire EVG-3D panels from manufacturers. In March 2013, we started discussing use of EVG-3D panels produced in Charleston, NC and focused on testing the EVG-3D panel technology for the construction of building shells, walls, roofs, floor slabs, and elevator shafts for low- and mid-rise real estate properties. We believe we will be able to acquire panels from one or more of many manufacturers that exist in the marketplace.

We currently intend to purchase MGO board panels and SIPs from manufacturers located in the United States and in China. We do not currently have any written agreement or arrangement with any manufacturer. We do not believe that in the event we lose a MGO or SIP supplier, we will have any difficulty in obtaining the products from another supplier at comparable prices.

18.	You discuss the impact of building codes on your business generally at the top of page 59. Please revise to discuss the material regulations that you will be required to comply with for your Seasons Creek project in Virginia, and any required governmental approvals. Please refer to comment 23 of our letter dated December 8, 2015, and Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

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RESPONSE:

Per your comment, we added the following disclosure on page 59:

Our Seasons Creek Project in Chesterfield County, Virginia is subject to many governmental approvals for both land development and construction that we must ensure all of our plans and operations abide by. Any plans of development must be created by an authorized engineer and reviewed for approval by various governmental entities. The Planning Commission ensures that plans abide by zoning standards and permissible uses. The Department of Environmental Engineering reviews the plans in accordance with environmental regulations. The Virginia Stormwater Management Program (or VSMP) is a set of regulations that controls storm water runoff from streets, lawns, etc. and is governed by the Department of Environmental Quality (or DEQ). State law requires that a Virginia Wetland Protection Permit (or VWP permit) be obtained before disturbing a wetland or stream by clearing, filling, excavating, draining, or ditching. Regulations regarding wetlands are administered by both the DEQ and the US Army Corps of Engineers. Also, the Virginia Department of Transportation has regulations that we must abide by when we design and construct both road networks within the development and improvements to existing roads. Land disturbance permits are issued by the County once all building plans have been reviewed and deemed permissible. Upon issuance of a land disturbance permit, the developer is allowed to proceed according to approved plans. Once land development is complete and home construction begins, the plans of the homes must be created and reviewed by an authorized engineer, all work must be done under the charge of a certified General Contractor, and all works and materials must be in accordance with building codes.

Projects, page 66

19.	You say in the penultimate paragraph on this page that you have engaged Summit Construction, and that you may work with them in the construction of your Seasons Creek homes. Please elaborate on the nature of your “engagement” with Summit Construction, and please file any material agreements as exhibits to this registrations statement.

RESPONSE:

Per your comment, we revised the disclosure on page 66 to read as follows:

Summit Construction and Environmental Services LLC (“Summit Construction”) is a general contractor in the Richmond, VA area that we have approached because of their reputation and the resources at their disposal. We may work with Summit Construction LLC in the construction of properties we intend to build within the Virginia area. As we believe that Summit Construction will be able to provide a strong and diverse network of contractors to complete required works in accordance to our plans, we have verbally agreed to potentially cooperate with them on projects in the area as when it deemed beneficial to us by our management. We do not have a formal written agreement with Summit Construction.

Executive Compensation, page 77

20.	Please update your disclosure to reflect the fiscal year ended December 31, 2015. Please refer to Item 402(n)(1) of Regulation S-K.

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RESPONSE:

Per your comment, we have revised the disclosure to reflect the fiscal year ended December 31, 2015 on page 76 of the prospectus.

Management, page 74

21.	Where appropriate, please disclose that your board of directors is classified, as established by Article V.5.2(b) of your third amended and restated articles of incorporation.

RESPONSE:

Per your comment, we have revised the disclosure on page 75 of the prospectus.

Certain Relationships and Related Party Transactions, page 81

22.	Please revise to discuss your loan arrangements with 20100 Asset LLC, which you identify as an affiliate on page 45.

RESPONSE:

Per your comment, we have revised the disclosure on page 45 to clarify that the lender, Helpful Capital Group, LLC, is an affiliate, not 20100 Asset LLC, an unaffiliated third party debtor.

23.	Please ensure that you describe each of the transactions that you describe here accurately, and that you have addressed all of the requirements of Item 404 of Regulation S-K, and please make corresponding revisions as appropriate in your discussion of your debt securities on page 86. We note, for example, that your $400,000 convertible note with Zimas is convertible at $0.40 per share, rather than $1.60, and that many of the loan arrangements that you discuss here have had their maturity dates extended beyond the dates that you discuss. Please also revise to indicate the amount outstanding as of the latest practicable date for each debt transaction. Please see Item 404(a)(5) of Regulation S-K.

RESPONSE:

Per your comment, we have corrected throughout the prospectus the disclosure $400,000 convertible note with Zimas, LLC is convertible at $1.60 per share, not $0.40 as well as updated that many of the loan arrangements we discuss in this section have had their maturity dates extended. We have also updated the amount outstanding of each debt transaction as of the most recent date practicable.

24.	Please disclose what consideration you received for the sale of your patent applications to HTI in 2014. Please see comment 31 of our letter dated December 8, 2015.

RESPONSE:

Per your comment, we have revised the disclosure throughout the prospectus to read as follows:

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Three patents at December 31, 2013 had been purchased from an affiliated company, Helpful Technologies Inc., in which our controlling stockholders, Mr. Sergey Gurin, Mr. Maxim Temnikov, and FVZ, LLC, own 75% shares of the Common Stock or sold to the Company by the Company’s founder. Patents were recorded at the historical cost basis, or $24,186 which represented the cost of legal fees associated with these patent applications. The Company sold its three patents for $24,186 back to an affiliated company, Helpful Technologies Inc., in 2014, prior to their approval by the US Patent office.

25.	Please reconcile your statement on the bottom of page 82 that you received $390,927 from Helpful Capital on December 30, 2014 with your statement on pages F-16 and F-37 that this amount was due from Helpful Capital on December 31, 2014.

RESPONSE:

Per your comment, we have corrected the disclosure on page 82 to read as follows:

At December 31, 2014, Due from Affiliates in amount of $390,927 consisted of two payments of $320,818 and 70,109, which were received by our affiliate, Helpful Capital Group LLC, instead of the Company in December 2014. The first payment of $320, 818 received on December 30, 2014 by our affiliate, Helpful Capital Group LLC, was a full repayment of a note receivable consisting of the full principal amount of $280,000, accrued interest and late fees of $40,068, and other fees. This note was originally issued by Helpful Capital Group LLC, in May 2013, and was assigned to the Company in November 2013. The second payment in amount of 70,109 received by our affiliate, Helpful Capital Group LLC on December 30, 2014 was an interest payment on a note receivable in amount of $330,000, which accrues interest at an annual default rate of 18.0%, due to default for non-payment of interest per the default provision in this note. This note was originally issued by Helpful Capital Group LLC, in May 2013, and was assigned to the Company in November 2013. These two payments received by our affiliate, Helpful Capital Group LLC, were transferred in full to the Company in January 2015.

	Amount		% Ratio
Due From Helpful Capital	$
Payoff was wired to Helpful Capital Group (original lender)		320,818	82%
Interest Payment was wired to Helpful Capital Group (original lender)		70,109	18%
Total Due From Helpful Capital		$390,927	100%

Financial Statements for Fiscal Quarter Ended September 30, 2015

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Note 4- Notes Receivable, page F-12

26.	We note you did not comply with prior comment 33. For each of your notes receivable outstanding at September 30, 2015, please supplementally provide us with an analysis of collectability that addresses the following issues:

●	The specific reasons for any defaults and maturity extensions,

●	The specific information you have regarding each borrower’s cash flows and ability to repay,

●	A complete and detailed ASC 310-10-35 analysis for each note that is impaired as that term is defined in the guidance, and

●	With respect to notes secured by real estate, a complete description of the property, an explanation of the extent to which the appraised value is supported by current comparable sales transactions, and your estimate as to when you expect to sell the properties for cash.

RESPONSE:

We apologize. Unfortunately, our revised disclosure was inadvertently left out of Amendment No. 2. It was an oversight. Please see our response below:

	Date of	Maturity	Assignment	Interest	Original	12/31/14	Default			9/30/15	Default
Borrower	Note	Date	Date	Rate	Principal	Balance	Status	Additions	Repayments	Balance	Status
Monzon D. P., LLC	06/21/13	07/01/15	11/18/13	11.50%	168,000	-	N/A	-	-	-	N/A
Amerifinance	10/10/13	12/31/18	02/14/14	12.50%	50,000			-	-
	09/09/15	12/31/18	03/26/14	12.50%	150,000				-
	07/30/13	07/31/16	07/10/14	12.50%	150,000				(150,000)
	05/14/14	05/14/19	07/10/14	12.50%	50,000	400,000	No		(50,000)	200,000	No
300 NW 69 St., LLC	04/22/13	04/22/18	11/18/13	11.50%	81,000	81,000	No	-	-	81,000	No
20100 Asset, LLC	05/20/13	06/01/15	11/18/13	12.50%	120,000	120,000	Yes	-	-	120,000	Yes
Flamingovip, LLC	05/14/13	06/01/15	11/18/13	12.50%	160,000	160,000	Yes	-	(160,000)	-	N/A
Nokha, LLC	05/21/13	06/01/15	11/18/13	12.00%	135,000	-	N/A	-	-	-	N/A
S. H. Islam	05/29/13	06/01/15	11/18/13	12.00%	280,000	-	N/A	-	-	-	N/A
Anthony Chao	05/08/13	06/06/13	11/18/13	18.00%	330,000	330,000	Yes	-	-	330,000	Yes
					Subtotal	1,091,000		-	(360,000)	731,000
Related Party
Abratenko Labs LLC	10/24/13	10/24/15	10/25/13	14.00%	100,000	100,000	No	-	-	100,000	Yes
Helpful	09/01/14	12/31/15	N/A	5.00%	350,000	350,000	No	-	-	350,000	No
Technologies	07/07/15	12/31/15	N/A	5.00%	10,000	-	N/A	10,000	-	10,000	No
3089 Parkside LLC	09/15/14	09/15/15	N/A	0.00%	350,000	350,000	No	-	(350,000)	-	N/A
				Subtotal Related		800,000		10,000	(350,000)	460,000
					Total	$1,891,000		10,000	(710,000)	1,191,000

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●	The specific reasons for any defaults and maturity extensions,

No specific reasons are available to the company regarding the defaults of our unrelated party notes receivable.

The reasons for extension of loans to related parties include, but are not limited to cash availability to the borrowers to repay debts to the Company. More specifically, our loan to Abratenko Labs LLC, part of our affiliate company, Fuel Combustion Technologies Inc., for the amount of $100,000 went into default for non-payment of interest of $15,167 at 9/30/2015. On December 14, 2015 we extended the term of this loan till December 31, 2016 bearing non-compounding interest of 14.0% payable quarterly. The Company expects to collect all unpaid interest within the first quarter of 2016. Our two loans to another affiliate company, Helpful Technologies Inc. in the amounts of $350,000 and $10,000 were extended to December 31, 2016 bearing non-compounding interest of 5.0% due and payable on maturity. The extensions were granted because we have a reason to believe that the debt will be repaid with interest upon the affiliate-borrower’s receipt of investments. Because our Interim Chief Financial Officer, Mr. Gurin is also President and Board Member the affiliate-borrowers, we believe we have credible information related to the affiliate-borrower’s ability to repay such debts. However, there is no guarantee that such investments will be received and the debt will be repaid.

●	The specific information you have regarding each borrower’s cash flows and ability to repay,

No specific information is available to the company regarding our unrelated party borrowers’ cash flows or ability to repay from borrowers other than the history of the borrowers making payments to us according with the loan agreements for our unrelated party notes receivable.

In regards to our related party notes receivable, as of the day of this prospectus, the Company is advised that the related party borrowers, Fuel Combustion Technologies Inc. and Helpful Technologies Inc., do not have cash funds sufficient to repay their debts in full at this time. Because our Interim Chief Financial Officer, Mr. Gurin is also President and Board Member the affiliate-borrowers, we believe we have credible information related to the affiliate-borrower’s ability to repay such debts.

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●	A complete and detailed ASC 310-10-35 analysis for each note that is impaired as that term is defined in the guidance, and

No impairment was necessary as of September 30, 2015, which is supported by the following analysis:

Borrower	Anthony Chao
Collateral Address	111 NE 43rd St. Miami, FL 33137
Loan Amount	$330,000
Unpaid Interest Default 18% APR 9/30/2015	$40,936
Estimated Foreclosure Fees	$10,000
Total Principal, Interest, Fees 10/20/14	$380,936
Third-Party Appraisal November 2015	$900,000
Cumulative Loan-to-Value	42%
Leverage	58%
Issuance Date	5/8/2013
Maturity Date	6/6/2013

The latest action: Motion of Summary Judgment was filed in December 2015. The starting price of the auction will be the balance remaining on the mortgage (unpaid principal, fees, and interest). The company expects to recover the full amount of debt (See Note 2 Notes receivable of financial statements). The leverage for the whole amount of debt is 58% therefore company believes no impairment is necessary. The company expects the property to be sold within the first quarter of 2016.

Borrower	20100 Asset LLC
Collateral Address	20100 NW 83 PL, Hialeah, FL 33015
Loan Amount	$120,000
Unpaid Interest 12.5% APR 9/30/2015	$9,500
Estimated Foreclosure Fees	$10,000
Total Principal, Interest, Fees	$139,500
Third-Party Appraisal November 2014	$275,000
Cumulative Loan-to-Value	51%
Leverage	49%
Issuance Date	5/8/2013
Maturity Date	6/1/2015

Latest action: Full amount of debt was repaid in December 2015. No impairment was necessary at September 30, 2015 because if the Company would foreclose on the property, the starting price of the auction would be the balance remaining on the mortgage (unpaid principal, fees, interest). Therefore, the company expected to recover the full amount of debt (See Note 2 Notes receivable of financial statements). The leverage for the whole amount of debt was 49% which further supported that no impairment was necessary.

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Borrower	Flamingovip LLC
Collateral Address	1500 Bay Road, #332S, Miami Beach, FL 33139
Loan Amount	$160,000
Unpaid Interest 12% APR 12/31/2014	$19,197
Estimated Foreclosure Fees	$10,000
Total Principal, Interest, Fees	$189,197
Third-Party Appraisal November 2014	$235,000
Cumulative Loan-to-Value	81%
Leverage	19%
Issuance Date	5/8/2013
Maturity Date	6/1/2015

Latest action: Full amount of debt was repaid in August 2015. As of December 31, 2014, $160,000 for the principal amount and 19,197 for the note interest receivable of this note receivable was 100% impaired (although handled through creation of a bad debt allowance), because it was still uncertain that this debt would be collected and subsequently it was collected in full in August 2015. Bad debt reversal was included in Operating expense in accompanying unaudited statement of operations for the nine months ended September 30, 2015.

●	With respect to notes secured by real estate, a complete description of the that term is defined in the guidance, and property, an explanation of the extent to which the appraised value is supported by current comparable sales transactions, and your estimate as to when you expect to sell the properties for cash.

The estimated repayment of the notes receivable is referenced within the impairment analysis (See impairment analysis).

Financial Statements for the Fiscal Years Ended December 31, 2014 and December 31, 2013

Audit Report, page F-22

27.	We note you did not comply with prior comment 34. Please obtain a revised audit report from your independent accountants which includes an “emphasis- of- matter” paragraph, below the opinion paragraph, that refers readers to the footnote where the restatement is discussed. Refer to the guidance in paragraphs 13-15 of AU-C Section 708.

RESPONSE:

That was done in error. We apologize that the updated accountant report which was timely furnished to us in response to your comment was inadvertently omitted from Amendment No. 2. It is included in Amendment No. 3 on page F-22. We apologize for any confusion or inconvenience.

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Note 19- Restatement, page F-42

28.	We note you did not comply with prior comment 37. Please expand your disclosure in footnote 5, on page F-44, to your cash flow statement corrections to discuss the nature and amount of the note receivable from Helpful Capital Group, LLC and the reason for the adjustment. In addition, discuss the mechanics of the corrections made to your Statements of Cash flows for this note for the fiscal years ended December 31, 2014 and 2013. Include with your next response, the page number(s) of your filing where disclosure has been revised.

RESPONSE:

We apologize. Our revised disclosure was inadvertently omitted from Amendment No. 2. It is included in Amendment No. 3 in Note 19 on page F-43.

Exhibits and Financial Statement Schedules, page 96

29.	Please file the amendment to your warrant agreement with AssetsTZ, referred to on page 81, as well as the original loan agreement with Abratenko that you received in 2013, as material contracts.

RESPONSE:

We have filed such document as Exhibits 10.30 and 10.31, respectively, in Amendment No. 3.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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